

June 5, 2017

Mr. J.D. Foy
Chief Executive Officer
Tangoe, Inc.
35 Executive Boulevard
Orange, CT 06477

     Re: Tangoe, Inc.
           Solicitation/Recommendation Statement on Schedule 14D-9
           Filed May 12, 2017
           File No. 005-86565

Dear Mr. Foy:

We have reviewed your filing and have the following comment. Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

General

1. We note that Tangoe has not filed audited financial statements for fiscal 2015 and 2016, and has not yet restated its audited financial statements for fiscal 2013 and 2014. While audited financial statements are not specifically required by Schedule 14D-9, Tangoe's current delinquency status raises significant concerns as to whether investors have access to the financial information necessary to make a decision regarding the Offer. Please provide an analysis supporting your determinations that investors (a) have adequate financial information and (b) should accept the Offer.

We remind you that the filing person(s) are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Jay E. Bothwick, Esq.
       Wilmer Cutler Pickering Hale and Dorr LLP